                                  Filer: EDO Corporation
                                  Pursuant to Rule 425 under the Securities
                                  Act of 1933 and deemed filed under Rule
                                  14a-12 of the Securities Exchange Act of 1934 pursuant to Rule 14a-12(b)




                                [GRAPHIC OMITTED]

FOR IMMEDIATE RELEASE                           60 East 42nd Street, Ste. 5010
---------------------                           New York, NY 10165
                                                212-716-2000



Agency Contact:                                 Company Contact:
Berkman Associates                              William J. Frost
(310) 277-5162                                  Vice President - Administration
info@BerkmanAssociates.com                      (212) 716-2000
                                                www.edocorp.com


                 EDO Corporation Reports Fourth Quarter Earnings
                  From Continuing Operations of $0.21 Per Share
                               On 17% Higher Sales


NEW YORK, NY - February 22, 2000 - EDO Corporation (NYSE: EDO) announced today that earnings from continuing operations available for common shares for the fourth quarter ended December 31, 1999 were $1,654,000, or $0.21 per diluted share, reflecting a 30% effective tax rate. Sales for the period increased 17% to $27,441,000. For the fourth quarter of 1998, earnings from continuing operations available for common shares, excluding non-recurring litigation settlement income (net of income taxes) of $1,769,000, or $0.23 per diluted share, were $1,584,000, or $0.21 per diluted share, on sales of $23,533,000. Including litigation settlement income, earnings from continuing operations available for common shares for the 1998 fourth quarter were $3,353,000, or $0.44 per diluted share, reflecting a 20% effective tax rate for the quarter.

         The Company attributed the increase in sales from continuing operations for the fourth quarter of 1999 over the comparable period of 1998 to the contributions of recent acquisitions and higher sales of airborne mine countermeasures systems and integrated combat systems, partially offset by reduced sales of undersea warfare sonar systems.

         For the twelve months ended December 31, 1999, earnings from continuing operations available for common shares were $5,084,000, or $0.65 per diluted share, reflecting a 30% effective tax rate. This compares with earnings from continuing operations available for common shares for 1998, excluding litigation settlement income (net of income taxes) of $2,024,000, or $0.26 per diluted share, of $7,260,000, or $0.95 per diluted share, reflecting an 8% effective tax rate. Including the litigation settlement income, earnings from continuing operations available for common shares for 1998 were $9,284,000, or $1.21 per diluted share. The decrease in earnings from continuing operations for 1999 compared with 1998, excluding the litigation settlement income (net of income taxes), resulted from the adverse impact on margins of lower sales of electro-ceramics products, lower relative margins of recent acquisitions, and the higher effective tax rate.

                                     (more)

EDO Corporation Reports Fourth Quarter Earnings From Continuing Operations of $0.21 Per Share On 17% Higher Sales
February 22, 2000
Page Two




         Sales for 1999 increased 20% to $97,936,000 from $81,403,000 for 1998.
This increase was the result of the contributions of recent acquisitions and higher sales of aircraft stores suspension and release equipment, airborne mine countermeasures systems and integrated combat systems, partially offset by reduced sales of undersea warfare sonar systems and electro-ceramic and fiber composite products.

         The backlog of unfilled orders from continuing operations at December 31, 1999 rose to $133,880,000 from $130,151,000 a year earlier.

         "In keeping with our commitment to growth, on January 3, 2000 we announced the signing of a definitive agreement to merge with privately-held AIL Technologies Inc., Deer Park, New York. This merger, if approved by each company's shareholders, will create an integrated defense and aerospace technology company with current annualized revenue of approximately $240.0 million. We expect the merger to set the stage for additional growth in the years ahead," said Chairman and Chief Executive Officer Frank A. Fariello. He said that EDO will combine its annual meeting with the meeting of shareholders required to consider and vote upon the proposed merger with AIL Technologies on a date to be announced soon.

         At December 31, 1999, EDO reported cash and short-term investments of $29,642,000, a current ratio of 1.8, and shareholders' equity of $40,241,000.

About EDO Corporation

         EDO Corporation (www.edocorp.com) designs and manufactures advanced electronic and mechanical systems and engineered materials for domestic and international defense and industrial markets.

The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties, including, without limitation, demand and competition for the Company's products, and other risks or uncertainties detailed in the Company's Securities and Exchange Commission filings.


                                (tables attached)
                                                                           #2253




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EDO Corporation and Subsidiaries
Condensed Consolidated Statements of Earnings
(000's omitted, except per share data)

                                                      Three months ended                  Twelve months ended
                                                        Dec. 31,       Dec. 31,        Dec. 31,        Dec. 31,
                                                          1999           1998            1999            1998
                                                      ------------   ------------    -------------   -------------
                                                              (unaudited)

Sales from continuing operations                          $ 27,441       $ 23,533         $ 97,936        $ 81,403

Operating earnings (a)                                       2,813          4,732            9,249          11,755
Interest and other                                            (94)          (240)            (555)           (528)
                                                      ------------   ------------    -------------   -------------

Earnings before Federal income taxes                         2,719          4,492            8,694          11,227

Federal income tax expense                                   (820)          (880)          (2,610)           (880)
                                                      ------------   ------------    -------------   -------------

Earnings from continuing operations                          1,899          3,612            6,084          10,347

Loss from discontinued operations,
  net of income tax benefit                                  (998)        (1,836)          (4,064)         (2,116)
                                                      ------------   ------------    -------------   -------------

Net earnings                                                   901          1,776            2,020           8,231

Dividends on preferred shares                                (245)          (259)          (1,000)         (1,063)
                                                      ------------   ------------    -------------   -------------

Net earnings available for common shares                $      656      $   1,517       $    1,020      $    7,168
                                                      ============   ============    =============   =============

Basic earnings (loss) per common share:
  Continuing operations (a)                             $     0.25     $     0.51      $      0.76     $      1.42
  Discontinued operations                                   (0.15)         (0.28)           (0.61)          (0.33)
                                                      ------------   ------------    -------------   -------------
    Net                                                 $     0.10     $     0.23      $      0.15     $      1.09
                                                      ============   ============    =============   =============

Diluted earnings (loss) per common share (b)
  Continuing operations (a)                             $     0.21     $     0.44      $      0.65     $      1.21
  Discontinued operations                                   (0.12)         (0.24)           (0.50)          (0.27)
                                                      ------------   ------------    -------------   -------------
    Net                                                 $     0.09     $     0.20      $      0.15     $      0.94
                                                      ============   ============    =============   =============

Weighted average shares outstanding - basic                  6,751          6,624            6,701           6,549
                                                      ============   ============    =============   =============
Weighted average shares outstanding - diluted (b)            8,058          7,780            8,032           7,785
                                                      ============   ============    =============   =============

Backlog of unfilled orders,
  excluding discontinued operations                                                       $133,880        $130,151
                                                                                     =============   =============

(a) The three and twelve month periods ended December 31, 1998 include litigation settlement income of $2.2 million. The impact of the litigation settlement income, net of income taxes, was $0.23 and $0.26 per diluted share for the three and twelve month periods ended December 31, 1998, respectively.

(b) Assumes conversion of ESOP preferred shares and exercise of dilutive stock options.

EDO Corporation and Subsidiaries
Condensed Consolidated Balance Sheets
($000's omitted)


                                                           Dec. 31,           Dec. 31,
                                                             1999               1998
                                                        --------------     --------------

Assets
Current assets:
  Cash and cash equivalents                                 $   13,799         $   21,991
  Marketable securities                                         15,843             11,519
  Accounts receivable, net                                      32,818             30,182
  Inventories                                                   12,188              9,250
  Deferred tax asset, net                                        2,336              1,280
  Prepayments and other                                          2,299              2,071
                                                        --------------     --------------
                         Total current assets                   79,283             76,293

Property, plant and equipment, net                              10,218              8,694
Notes receivable                                                 1,450              2,300
Goodwill                                                         9,050              5,308
Other assets                                                    16,351             12,215
Net assets of discontinued operations                            8,139             19,820

                                                        --------------     --------------
Total Assets                                                 $ 124,491          $ 124,630
                                                        ==============     ==============



Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable and accrued liabilities                 $    23,108        $    23,253
  Contract advances and deposits                                19,153             13,589
  Current portion of notes payable                                 397              5,460
  Current portion of long-term debt                              1,515              1,317
                                                        --------------     --------------
                       Total current liabilities                44,173             43,619

Note payable                                                       892                 --
Long-term debt                                                  26,250             28,000
ESOT loan obligation                                             7,429              8,955
Postretirement benefits obligation                               3,402              3,443
Environmental obligation                                         2,104              2,562

Shareholders' equity                                            40,241             38,051

                                                        --------------     --------------
Total Liabilities & Shareholders' Equity                     $ 124,491          $ 124,630
                                                        ==============     ==============

                                      * * *

We urge investors and security holders to read the following documents when they become available, regarding the merger between EDO Corporation and AIL Technologies, Inc., because they will contain important information:

         - EDO Corporation's preliminary proxy statement on Schedule 14A, including all related proxy materials, schedules, exhibits and appendices;

         - EDO Corporation's registration statement on Form S-4, including EDO Corporation's final prospectus and final proxy statement and containing or incorporating by reference such other documents and other information; and

         - EDO Corporation's annual report on Form 10-K for the year ended December 31, 1999, containing or incorporating by reference such other documents and other information.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from EDO by directing your request to Marvin D. Genzer, secretary, at (212) 716-2005 (fax: (212) 716-2050).